SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

      Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at December 9, 2003

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 9, 2003

* Print the name and title of the signing officer under his signature.

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  Anooraq Resources Corporation
1020-800 W Pender St .
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.anooraqresources.com

ANOORAQ ANNOUNCES $20,000,000 FINANCING

December 9, 2003, Vancouver, BC - Ronald W. Thiessen, President and CEO of Anooraq Resources Corporation ("Anooraq" or "the Company") (TSX Venture-ARQ; OTC.BB-ARQRF) is pleased to announce that the Company has entered into an agreement with Desjardins Securities Inc, as exclusive Agent, to lead on a private placement basis to qualified investors an offering of up to $20,000,000 consisting of 9,523,810 Units of the Company at a price of $2.10 per Unit. Each Unit will be comprised of one common share and one half common share purchase warrant. Each whole common share purchase warrant entitles the investor to purchase one additional common share of the Company at a price of $2.50 per share until June 1, 2005. The common share purchase warrants are subject to an accelerated expiry if, at any time following the expiration of the four-month hold period, the published closing trade price of the common shares on the TSX Venture Exchange is greater than or equal to $5.00 for any 10 consecutive trading days, in which event the holders will be given notice that the warrants will expire 30 days following the date of such notice. The share purchase warrants may continue to be exercised by the holders during the 30 day period. The financing is subject to execution of final agreements and regulatory approvals expected in due course for a completion of the offering in December 2003. The proceeds of the offering will be used for general corporate and working capital purposes.

Anooraq is actively conducting staged exploration and development programs on its extensive land package, extending 45 km along the Northern Limb of the Bushveld Complex in South Africa. In particular, the Company plans to initiate detailed drilling on the Drenthe platinum group metals, gold, nickel and copper deposit, located about 250 km northeast of Johannesburg. Anooraq recently announced a joint venture agreement with Anglo Platinum American Corporation Limited ("Anglo Platinum") to explore and develop the Drenthe deposit, with the objective of advancing through the final stages of exploration and development to exploitation. The Joint Venture plans to initiate its advanced exploration work at Drenthe early in 2004. Plans, currently being finalized, will include a major multi-rig program encompassing infill drilling of the deposit on the Drenthe farm (contributed to the Joint Venture by Anooraq) and delineation drilling of the southern extent of the deposit onto the northern portion of the Overysel farm (contributed to the Joint Venture by Anglo Platinum). Based on this work, new resource estimates can be completed and mine planning commenced. In addition to the Drenthe deposit, Anooraq also controls the Rietfontein farm, located 25 km to the south of Drenthe. Exploration at Rietfontein has outlined extensive, near-surface nickel-PGM-copper mineralization that is contiguous with mineralization on the adjacent Turfspruit farm, which is being explored and developed by Robert Friedland's African Minerals Ltd.

The Company is also actively seeking other PGM-nickel project opportunities throughout the Bushveld. The Bushveld is the world's premier location for PGM deposits, accounting for 80% of global resources.

The Agent, Desjardins Securities Inc., will receive a cash commission equal to 6.0% of the gross proceeds from the financing. In addition, the Company will issue to the Agent, on closing, Broker Warrants exerciseable for 18 months to purchase common shares equal to 6.0% of the total number of shares issued under the offering at $2.10 per share.

The proceeds of the $20.0 million financing, together with cash on hand of $6.8 million, will facilitate the rapid advancement of Anooraq's large-scale PGM-nickel projects in South Africa. Following the completion of the anticipated financing, Anooraq will have approximately 52.3 million shares issued and outstanding. For further details on Anooraq and its properties in South Africa, please visit the Company's website at www.anooraqresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.